Exhibit 99.1

Highlights for the quarter vs Q3 FY18:

•	Revenues of $1,394.2 million, an increase of $167.7 million or 13.7%;

•	Net income of $90.2 million, an increase of $20.2 million, which resulted in a diluted earnings per share of $0.92, an increase of $0.25 per share;

•	Normalized net income[1] of $102.9 million, a decrease of $0.7 million, which resulted in a normalized diluted earnings per share [1] of $1.04, an increase of $0.05 per share;

•	N.A. Powersports retail for Q3 is outpacing the industry and grew 6% vs same period last year, or 16% when excluding snowmobile;

•	The Company introduced the Can-Am Ryker, a new three-wheeled vehicle platform. With its lower purchase point, the Can-Am Ryker is designed to bring the on-road experience to more people;

•	The Company acquired 100% of Triton Industries Inc. (“Triton”) located in Lansing, Michigan (United States), a pontoon manufacturer selling under the Manitou brand.

[1] See the reconciliation table in “Non-IFRS Measures” section.

Valcourt, Quebec, November 30, 2018 – BRP Inc. (TSX:DOO; NASDAQ: DOOO) today reported its financial results for the three- and nine-month periods ended October 31, 2018. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available at www.sedar.com, as well as in the Quarterly Reports section of BRP’s website.

“We posted another record quarter with sustained demand for our products. Consumer demand for BRP’s powersports line-up was also strong this quarter with retail up by more than 25% for both side-by-side vehicles (SSV) and personal watercraft (PWC) in North America. This performance is a testament to our relentless focus on executing on our strategic priorities and on bringing the most innovative products to market”, said José Boisjoli, President and CEO.

“The fundamentals of our business are robust, we continue to drive operational excellence, and are thus well positioned to be very competitive despite the current potential headwinds caused by current market inflationary pressure. The diversified BRP product portfolio and line-up has never been as strong and the degree of positive engagement from our dealers is very high. We are excited by our momentum and are committed on delivering another record year of normalized EPS growth of 30% to 35%”, concluded Boisjoli.

Highlights for the Three- and Nine-Month Periods Ended October 31, 2018

Revenues increased by $167.7 million, or 13.7%, to $1,394.2 million for the three-month period ended October 31, 2018, compared with $1,226.5 million for the corresponding period ended October 31, 2017. The revenue increase was mainly due to higher wholesale in Year-Round Products and a favourable foreign exchange rate variation of $31 million.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 5% for the three-month period ended October 31, 2018 compared with the three-month period ended October 31, 2017. The increase was mainly due to SSV and PWC, partially offset by a decrease in snowmobiles sales.

As at October 31, 2018, North American dealer inventories for powersports vehicles and outboard engines increased by 8% compared to October 31, 2017. The increase was primarily driven by higher side-by-side inventory to meet demand for our line-up.

Gross profit increased by $36.9 million, or 11.5%, to $356.8 million for the three-month period ended October 31, 2018, compared with $319.9 million for the corresponding period ended October 31, 2017. The gross profit increase includes a favourable foreign exchange rate variation of $6 million. Gross profit margin percentage decreased by 50 basis points to 25.6% from 26.1% for the three-month period ended October 31, 2017. The decrease was primarily due to an unfavourable product mix, partially offset by a higher volume of SSV and PAC sold.

Operating expenses increased by $32.3 million, or 19.3%, to $199.7 million for the three-month period ended October 31, 2018, compared with $167.4 million for the three-month period ended October 31, 2017. This increase was mainly attributable to higher general and administrative as well as higher selling and marketing expenses. The higher general and administrative expense is mainly due to costs related to the modernization of information systems and higher variable employee compensation expenses.

Revenues increased by $511.4 million, or 15.8%, to $3,737.9 million for the nine-month period ended October 31, 2018, compared with $3,226.5 million for the corresponding period ended October 31, 2017. The revenue increase was primarily attributable to higher wholesale of Year-Round Products and Seasonal Products and a favourable foreign exchange rate variation of $12 million.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 10% for the nine-month period ended October 31, 2018 compared with the nine-month period ended October 31, 2017, mainly due to an increase in SSV and PWC.

Gross profit increased by $155.5 million, or 20.4%, to $918.5 million for the nine-month period ended October 31, 2018, compared with $763.0 million for the corresponding period ended October 31, 2017. The gross profit increase includes a favourable foreign exchange rate variation of $7 million. Gross profit margin percentage increased by 100 basis points to 24.6% from 23.6% for the nine-month period ended October 31, 2017. The increase was primarily due to a higher volume of SSV, PWC and PAC sold and to favourable pricing.

Operating expenses increased by $69.4 million, or 13.8%, to $572.4 million for the nine-month period ended October 31, 2018, compared with $503.0 million for the nine-month period ended October 31, 2017. The increase was mainly attributable to higher selling and marketing expenses to support launch of various products as well as higher general and administrative expenses.

Net Income data

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017
		Restated [1]		Restated [1]
Revenues by category [2]
Powersports
Year-Round Products	$562.4	$464.4	$1,643.0	$1,300.9
Seasonal Products	490.9	475.6	1,225.9	1,116.7
Powersports PAC and OEM Engines	201.8	179.1	504.8	472.4
Marine	139.1	107.4	364.2	336.5

Total Revenues	1,394.2	1226.5	3,737.9	3,226.5
Cost of sales	1,037.4	906.6	2,819.4	2,463.5

Gross profit	356.8	319.9	918.5	763.0
As a percentage of revenues	25.6%	26.1%	24.6%	23.6%
Operating expenses
Selling and marketing	86.8	77.3	248.8	219.8
Research and development	51.6	47.4	158.2	146.0
General and administrative	58.0	38.4	155.8	126.0
Other operating expenses	3.3	4.3	9.6	11.2

Total operating expenses	199.7	167.4	572.4	503.0

Operating income	157.1	152.5	346.1	260.0
Net financing costs	16.9	15.4	54.7	39.9
Foreign exchange (gain) loss on long-term debt	10.2	31.7	69.0	(5.9)

Income before income taxes	130.0	105.4	222.4	226.0
Income tax expense	39.8	35.4	77.8	56.9

Net income	$90.2	$70.0	$144.6	$169.1

Attributable to shareholders	$90.3	$69.9	$144.3	$168.7
Attributable to non-controlling interest	$(0.1)	$0.1	$0.3	$0.4

Normalized EBITDA [3]	$203.2	$189.7	$474.0	$374.0
Normalized net income [3]	$102.9	$103.6	$222.8	$169.3

[1]

Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 20 of the unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2018.

[2]	Comparative figures have been modified to reflect the new categories of revenues following the acquisition of Alumacraft and Triton and the creation of the Marine Group.
[3]	See “Non-IFRS Measures” section.

QUARTERLY REVIEW BY SEGMENT

Powersports

Year-Round Products

Revenues from Year-Round Products increased by $98.0 million, or 21.1%, to $562.4 million for the three-month period ended October 31, 2018, compared with $464.4 million for the corresponding period ended October 31, 2017. The increase resulted mainly from a higher volume of SSV sold and a favourable foreign exchange rate variation of $21 million, partially offset by an unfavourable product mix of SSV sold.

North American Year-Round Products retail sales increased on a percentage basis in the low-teen range compared with the three-month period ended October 31, 2017.

Seasonal Products

Revenues from Seasonal Products increased by $15.3 million, or 3.2%, to $490.9 million for the three-month period ended October 31, 2018, compared with $475.6 million for the corresponding period ended October 31, 2017. The increase was driven by a higher volume of PWC sold and from a favourable foreign exchange rate variation of $5 million, partially offset by an unfavourable product mix of snowmobiles sold.

North American Seasonal Products retail sales decreased by low-single digits compared with the three-month period ended October 31, 2017.

Powersports PAC and OEM Engines

Revenues from Powersports PAC and OEM Engines increased by $22.2 million, or 12.3%, to $202.2 million for the three-month period ended October 31, 2018, compared with $180.0 million for the corresponding period ended October 31, 2017. The increase was mainly attributable to a higher volume of SSV and PWC parts and accessories.

Marine

Revenues from Marine increased by $29.5 million, or 25.4%, to $145.8 million for the three-month period ended October 31, 2018, compared with $116.3 million for the corresponding period ended October 31, 2017. The increase was mainly due to the acquisition of Alumacraft and Triton, partially offset by a lower volume of outboard engines sold.

North American outboard engine retail sales decreased on a percentage basis in the low-teen range compared with the three-month period ended October 31, 2017.

DECLARATION OF DIVIDEND

On November 29, 2018, the Company’s Board of Directors declared a quarterly dividend of $0.09 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on January 11, 2019 to shareholders of record at the close of business on December 28, 2018. The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

Fiscal Year 2019 Guidance

The table below sets forth BRP’s financial guidance for Fiscal Year 2019 when compared to actual results for Fiscal Year 2018, as revised to reflect the adoption of new IFRS 9 Financial instruments and IFRS 15 Revenue from contracts with customers standards effective as of February 1, 2018. The financial guidance targets have been adjusted as follows:

Financial Metric	FY18 Results (Restated)[1]	FY19 Guidance[4] vs FY18 Restated[1]
Revenues
Year-Round Products	$1,810.0	Up 20% to 23% (previously up 18% to 21%)
Seasonal Products	$1,553.9	Up 10% to 13% (previously up 9% to 12%)
Powersports PAC and OEM Engines	$659.7	Up 3% to 7%
Marine	$428.9	Up 15% to 20%
Total Company Revenues	$4,452.5	Up 13% to 17% (previously up 12% to 16%)
Normalized EBITDA[2]	$536.2	Up 20% to 22%
Effective Tax Rate[2][3]	26.9%	26.5% to 27.0% (previously up 26.5% to 27.5%)
Normalized Earnings per Share – Diluted[2]	$2.27	Up 30% to 35% ($2.96 to $3.06) (previously up $2.94 to $3.06)
Net Income	239.1	$230M to $240M (assuming an Fx loss on long-term debt of $69.0M)

Other guidance:

•	Expecting ~$175M of Depreciation Expense compared to $149M in FY18, ~$63M of Normalized Net Financing Costs and ~100.0M shares

•	Expecting Capital Expenditures of ~$315M to $330M in FY19 compared to $230M in FY18

[1]

“Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 20 of the unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2018. FY18 figures have not been audited.

[2]	See “Non-IFRS Measures” section
[3]	Effective tax rate based on Normalized Earnings before Normalized Income Tax
[4]	Please refer Forward-Looking Statements at the end of this release for a summary of key assumptions and important risk factors underlying the FY19 guidance

The above targets are based on a number of economic and market assumptions the Company has made in preparing its Fiscal Year 2019 financial guidance, including assumptions regarding the performance of the economies in which it operates, foreign exchange currency fluctuations, market competition and tax laws applicable to its operations. The Company cautions that the assumptions used to prepare the forecasts for Fiscal Year 2019, although reasonable at the time they were made, may prove to be incorrect or inaccurate. In addition, the above forecasts do not reflect the potential impact of any non-recurring or other special items or of any new material commercial agreements, dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 29, 2018. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Accordingly, our actual results could differ materially from our expectations as set forth in this news release. The outlook provided constitutes forward-looking statements within the meaning of applicable securities laws and should be read in conjunction with the “Caution Concerning Forward-Looking Statements” and “Key Assumptions” sections.

Conference Call and Webcast Presentation

Today at 9 a.m. (ET), BRP Inc. will host a conference call and webcast to discuss BRP’s FY2019 third-quarter results released this morning. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the English-only conference call by phone (event number 4296044), please dial 514-392-0235 or 800-564-3880 (toll-free in North America). Click for international dial-in numbers.

The Company’s third-quarter FY2019 MD&A, financial statements and webcast presentation are posted in the Quarterly Reports section of BRP’s website.

About BRP

We are a global leader in the world of powersports vehicles and propulsion systems built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft and Manitou boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We support our lines of product with a dedicated parts, accessories and clothing business to fully enhance your riding experience. With annual sales of CA$4.5 billion from over 100 countries, our global workforce is made up of around 10,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Evinrude, Rotax, Can-Am, Alumacraft, Manitou and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including, but not limited to, statements relating to our Fiscal Year 2019 financial outlook (including revenues, gross profit margin, operating expenses, Normalized EBITDA, Effective Tax Rate, Normalized net income and Normalized earnings per share), statements relating to the declaration and payment of dividends, statements relating to the proposed increase in production capacity of the Company and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that economic conditions could render such assumptions, although reasonable at the time they were made, subject to uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the powersports industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

KEY ASSUMPTIONS

The Company made a number of economic and market assumptions in preparing its forward-looking statements contained in this press release. The Company is assuming reasonable industry growth ranging from flat to high-single digits, moderate market share gains in Year-Round Products and Seasonal Products and constant market share for the Marine Group. The Company is also assuming interest rates increasing modestly, currencies remaining at near current levels and inflation in line with central bank expectations in countries where BRP is doing business.

In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: impact of adverse economic conditions on consumer spending; decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; inability to comply with product safety, health, environmental and noise pollution laws; large fixed cost base; inability of dealers and distributors to secure adequate access to capital; supply problems, termination or interruption of supply arrangements or increases in the cost of materials; competition in product lines; inability to successfully execute growth strategy; international sales and operations; failure of information technology systems or security breach; loss of members of management team or employees who possess specialized market knowledge and technical skills; inability to maintain and enhance reputation and brands; significant product liability claim; significant product repair and/or replacement due to product warranty claims or product recalls; reliance on a network of independent dealers and distributors; inability to successfully manage inventory levels; intellectual property infringement and litigation; inability to successfully execute manufacturing strategy; covenants in financing and other material agreements; changes in tax laws and unanticipated tax liabilities; deterioration in relationships with employees; pension plan liabilities; natural disasters; failure to carry proper insurance coverage; volatile market price for BRP’s subordinate voting shares; conduct of business through subsidiaries; significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

BRP undertakes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event that BRP does update any forward-looking statement, no inference should be made that BRP will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge and foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars. Other elements, such as restructuring costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and, also, as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share – basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of this MD&A for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Nine-month periods ended		Year ended
(in millions of Canadian dollars)	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017	January 31, 2018
		Restated [2]		Restated [2]	Restated [2]
Net income	$90.2	$70.0	$144.6	$169.1	$239.1
Normalized elements
Foreign exchange (gain) loss on long-term debt	10.2	31.7	69.0	(5.9)	(53.3)
Transaction costs and other related expenses	0.5	—	1.7	—	—
Restructuring and related costs [3]	0.1	—	0.9	—	2.9
Loss on litigation [4]	0.3	—	1.1	5.7	5.9
Transaction costs on long-term debt	—	2.1	8.9	2.1	2.1
Pension plan past service gains	—	—	(1.4)	—	—
Depreciation of intangible assets related to business combinations	0.5	—	0.5	—	—
Other elements	1.9	0.5	1.1	0.5	1.5
Income tax adjustment	(0.8)	(0.7)	(3.6)	(2.2)	47.3

Normalized net income [1]	102.9	103.6	222.8	169.3	245.5
Normalized income tax expense [1]	40.6	36.1	81.4	59.1	90.2
Financing costs adjusted [1] [5]	17.3	13.8	48.1	39.7	53.5
Financing income adjusted [1] [5]	(0.4)	(0.5)	(1.5)	(1.9)	(2.2)
Depreciation expense adjusted [1] [6]	42.8	36.7	123.2	107.8	149.2

Normalized EBITDA [1]	$203.2	$189.7	$474.0	$374.0	$536.2

Weighted average number of shares – diluted	98,619,401	104,227,543	100,141,531	109,459,535	107,917,087
Normalized earnings per share – diluted [1]	1.04	0.99	2.22	1.54	2.27

[1]	See “Non-IFRS Measures” section.
[2]

Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 20 of the unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2018.

[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	The Company is involved in patent infringement litigation cases with one of its competitors.
[5]	Adjusted for transaction costs on long-term debt and NCIB gains and losses in net income.
[6]	Adjusted for depreciation of intangible assets acquired through business combinations.

For media enquiries: Catherine Moreau Senior Advisor, Media Relations Tel.: 514.231.2118 catherine.moreau@brp.com	For investor relations: Philippe Deschênes Manager Treasury and Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com